Amendment to the By-Laws

                                       of

              Credit Suisse Global Post-Venture Capital Fund, Inc.

Pursuant to Article VIII of the By-Laws of Credit Suisse Credit Suisse Global Post-Venture Capital Fund, Inc., the name has changed to Credit Suisse Global Small Cap Fund, Inc., effective February 21, 2005.

Dated the 16th day of February, 2005